

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

Suren Ajjarapu
Chief Executive Officer
Aesther Healthcare Acquisition Corp.
515 Madison Avenue, Suite 8078
New York, New York 10022

> **Re: Aesther Healthcare Acquisition Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2022**
> **File No. 001-40793**

Dear Suren Ajjarapu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed December 14, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 31

1. Please add footnote disclosure to scenarios 3, 4 and 7 to clarify that the facts and circumstances of these three scenarios result in the business combination not closing and no shares would ultimately be issued under the Merger Agreement. For scenario 6, provide disclosure that clarifies the shares presented would only be issued under the Merger Agreement only to the extent that Ocean waives the minimum cash condition. Please address this comment where similar presentations are also included, such as on pages 8, 130, and 271.

2. Adjustments to Unaudited Pro Forma Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

2. With reference to prior comment 10, please revise footnote (5) disclosures for scenarios 3 and 4 to be consistent with the adjustment amount. In this regard, the adjustment amount is $11.2 million rather than $23.2 million, as neither of the two conditions for closing are met.

3. For footnote (6), it appears that the adjustment amount for scenarios 3 and 4 was not recalculated to account for the reduced payment under footnote (5) in these scenarios. In this regard, it does not appear that there is a negative cash balance under scenario 3 and the negative cash balance under scenario 4 is $12 million less than the adjustment.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 43

4. We note that you have reflected the adjustments associated with footnotes (cc) and (dd) to both the annual and the interim statements of operations. Please remove the adjustments from the interim statement of operations, or expand your footnote disclosures to clarify why the expenses would be recognized in both periods.

Certain Unaudited Ocean Biomedical Prospective Financial Information, page 143

5. We note your response to comment 13 that "the projections prepared by Ocean Biomedical were not shared with AHAC's Board of Directors except in summary form, prepared by The Mentor Group." This appears to conflict with your disclosure on page 143 that "Ocean Biomedical's management prepared certain internal, unaudited prospective financial information primarily for the purpose of preparing a projection of its adjusted free cash flow for internal use by its management. Ocean Biomedical provided these financial projections to AHAC in connection with AHAC's evaluation of the Business Combination." Please revise or otherwise advise. To the extent that AHAC reviewed Ocean Biomedical's projections that were not summarized by The Mentor Group, revise to provide Ocean Biomedical's projections that were reviewed by the AHAC board.

Guideline Transaction Method, page 148

6. We note your statement "By 2029, based on Ocean Biomedical's projections of its adjusted free cash flow, Ocean Biomedical is expected to be similar to the transacted companies in terms of both size and profitability and so Mentor deemed it appropriate to use the valuations derived from the Guideline Transaction Method in its analysis." Please expand this discussion to explain to what extent, if any, Mentor thought it would be appropriate to discount this value to account for the uncertainty related to Ocean Biomedical's actual size and profitability in 2029.

<u>Related Party Transactions, page 173</u>

7. Please expand your disclosures under the Promissory Note – Related Party and Related Party Working Capital Loans to clarify that while the Sponsor Extension Loans do not have a stated interest rate, the loans do require the issuance of 1,365,000 shares of AHAC Class A common stock to the extent that the Business Combination closes, or a fair value of $13.65 million, which well exceeds the 8% interest rate the Sponsor is subject to. Please address this comment throughout your document to clarify that while the loan may not be interest bearing, there is a cost of the loan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andy Tucker, Esq.